UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Partners LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 019777101

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) IN

 This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2005 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto previously filed with the SEC on May 30, 2008, July 21, 2011 and October 26, 2011, respectively) (the “Original Schedule 13D”).  This Amendment No. 4 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”) and the general partner of WP VIII,  Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP VIII, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control WP VIII, WP Partners, WP and WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP and WP LLC are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment No. 4 include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE VIII  I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.  WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the Investors are referred to in this Amendment No. 4 as the “Group Members”.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “common stock” are to shares of common stock, par value $0.001 per share (the “Common Stock”), of Allos Therapeutics, Inc., a Delaware corporation (the “Company”).  Each Group Member disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

Item 4.               Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 4, 2012, the Company, Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Sapphire Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Company in exchange for, with respect to each share of Common Stock, (i) an amount in cash equal to $1.82 and (ii) one contingent value right, which shall represent the right to receive an additional cash payment of $0.11 in connection with the achievement of certain milestones.  Subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, following consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”); Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, WP VIII, Parent and Merger Sub have entered into a Tender and Voting Agreement, dated as of April 4, 2012 (the “Tender Agreement”), pursuant to which, among other things, WP VIII, subject to the terms and conditions of the Tender Agreement, has agreed that it will validly tender, or cause to be tendered, into the Offer all shares of Common Stock owned by it (together with any shares of Common Stock acquired by WP VIII after the signing, but prior to the termination, of the Tender Agreement, the “Shares”), pursuant to and in accordance with the terms of the Offer and the related documents, not later than the tenth business day after commencement of the Offer, or with respect to any shares of Common Stock acquired by WP VIII after such date, prior to the expiration of the Offer.

The Tender Agreement provides that WP VIII will: (i) deliver or cause to be delivered to the depositary designated in the offer documents (a) a letter of transmittal with respect to the Shares in compliance with the terms of the Offer, (b) any certificates representing the Shares and (c) any and all other documents or instruments required to be delivered pursuant to the terms of the Offer and the related documents and (ii) instruct and cause any other person who is the holder of record of any Shares beneficially owned by WP VIII (including WP VIII’s broker) to validly tender into the Offer and sell such Shares pursuant to and in accordance with the terms and conditions of the Offer and the related documents.  The Tender Agreement provides that WP VIII agrees that once the Shares have been tendered, WP VIII will not withdraw any of such Shares from the Offer unless and until (i) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or (ii) the Tender Agreement shall have been terminated in accordance with its terms.

The Tender Agreement further provides that during the term of the Agreement, WP VIII will cause all the Shares to be voted (to the extent such Shares are entitled to vote) at any annual, special, postponed or adjourned meeting of the stockholders of the Company or to grant a consent or approval in respect of the Shares in any written consent in lieu of such a meeting (and to appear at each such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum) (i) in favor of approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement, the other transactions contemplated thereby and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated, (ii) in favor of any adjournment or postponement recommended by the Company with respect to any stockholder meeting with respect to the Merger Agreement and the Merger if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held, and (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement, (C) change the dividend policy or in any material respect the capitalization of, including the voting rights of any class of equity interests in, the Company, (D) result in any of the conditions set forth in Section 7 or Annex A of the Merger Agreement not being fulfilled or satisfied, or (E) change a majority of the Company Board (other than as directed by Parent, Merger Sub or any Parent Subsidiary (as defined in the Merger Agreement)).

Pursuant to the Tender Agreement, WP VIII appointed each of Parent and Merger Sub, or any nominee thereof, as attorneys-in-fact and proxies of WP VIII, with full power of substitution, to, subject to the terms and conditions of the Tender Agreement, vote the Shares in favor of the adoption of the Merger Agreement and against certain other corporate actions, among other things, in the event that (i) WP VIII fails to comply with its voting obligations under the Tender Agreement or (ii) any action is commenced or order entered into, which challenges or impairs the enforceability or validity of WP VIII’s voting obligations under the Tender Agreement.

Pursuant to the Tender Agreement, WP VIII has agreed, subject to the terms and conditions contained therein, not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (as defined in the Merger Agreement) with respect to the Company; (b) knowingly furnish any information regarding any of the Company or its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry with respect to the Company; (c) engage in discussions or negotiations with any person relating to any Acquisition Proposal or Acquisition Inquiry with respect to the Company; (d) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry with respect to the Company; (e) make any public statement contrary to a recommendation by the Company’s board of directors that the Company’s stockholders accept the Offer and tender their shares of Common Stock or vote in favor of the Merger Agreement unless WP VIII reasonably believes after consultation with legal counsel that such public statement is required under applicable law; or (f) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement) or Acquisition Inquiry with respect to the Company or enter into any agreement or agreement in principle requiring WP VIII to abandon, terminate or breach its obligations under the Tender Agreement or fail to consummate the transactions contemplated thereby.

The Tender Agreement provides that WP VIII waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that WP VIII may have and agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any legal proceeding, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreement or the Merger Agreement, or the consummation of the Offer or the Merger, including any legal proceeding (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of any person in connection with the Merger Agreement or the transactions contemplated thereby.

The obligations of WP VIII under the Tender Agreement shall terminate upon the first to occur of (i) the purchase of all of the Shares pursuant to the Offer, (ii) the time as of which the Merger becomes effective, (iii) the date the Merger Agreement is terminated in accordance with its terms, (iv) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date of the Tender Agreement that is adverse to WP VIII or that results in a decrease in the Merger Consideration (as defined in the Merger Agreement) or a change in the form of consideration payable to WP VIII under the Merger Agreement and (iv) the mutual consent of WP VIII and Parent.

A copy of the Tender Agreement is filed as Exhibit 99.1 hereto.  The Tender Agreement is incorporated herein by reference and the foregoing summary of the Tender Agreement is qualified in its entirety by reference to the exhibit.

Item 5.               Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                  As of April 4, 2012, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 26,124,430 shares of Common Stock of the Company, which is approximately 24.4% of the outstanding Common Stock of the Company, which percentage is based on 106,958,412 shares of Common Stock of the Company which were outstanding as of April 4, 2012 (as indicated in the Merger Agreement).

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Group Member disclaims beneficial ownership of all shares of Common Stock of the Company, other than those reported herein as being owned by it.

(b)           Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of April 4, 2012.  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of April 4, 2012.

(c)           Other than as described herein, no transactions in securities of the Company were effected during the last 60 days by the Warburg Pincus Reporting Persons.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, WP VIII has entered into a Tender Agreement.  The information set forth in Item 4 with respect to the Tender Agreement is incorporated into this Item 6 by reference.

Item 7.               Material to be Filed as Exhibits

99.1.	Tender and Voting Agreement, dated as of April 4, 2012, by and between Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Warburg Pincus Private Equity VIII, L.P.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2012	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:  Warburg Pincus Partners LLC, its General Partner

By:  Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 9, 2012	WARBURG PINCUS PARTNERS LLC

By:  Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 9, 2012	WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 9, 2012	WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: April 9, 2012	CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Name:  Charles R. Kaye
By:  Scott A. Arenare, Attorney-in-Fact*

Dated: April 9, 2012	JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Name:  Joseph P. Landy
By:  Scott A. Arenare, Attorney-in-Fact**
 ________________________________

 *Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

 **Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

EXHIBIT INDEX

Exhibit 99.1	Tender and Voting Agreement, dated as of April 4, 2012, by and between Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Warburg Pincus Private Equity VIII, L.P.